Exhibit 99.1

ELBIT IMAGING LTD. ANNOUNCES FIRST QUARTER RESULTS FOR 2016

Tel Aviv, Israel, May 31, 2016, Elbit Imaging Ltd. (TASE, NASDAQ: EMITF) ("Elbit" or the "Company") announced today its results for the first quarter of 2016.

Three months ended March 31, 2016 compared to corresponding period in 2015:

The Company’s loss for the three months period ended March 31, 2016 (“Q1 2016”) amounted to NIS 65 million (US$ 17 million), compared to NIS 130 million in the corresponding period in 2015.

Consolidated revenues and gains for Q1 2016 amounted to NIS 98 million (US$ 26 million) compared to NIS 67 million in the corresponding period in 2015 (“Q1 2015”).

●	Revenues from sale of commercial centers amounted to 47 million in Q1 2016 compared to nil in Q1 2015. Such revenues in Q1 2016 was mainly attributable to the sale of Liberec Plaza commercial centers in Czech Republic by our 44.9% subsidiary, Plaza Centers N.V. ("PC"), and the sale of plots in Romania and Poland by PC.

●	Rental income from commercial centers decreased in Q1 2016 to NIS 19 million (US$ 5 million) compared to NIS 24 million in Q1 2015. The decrease was mainly attributable to (i) decrease in income from Koregaon commercial center which was sold in May 2015 (ii) decreases in revenues from the entertainment parks within the commercial centers (iii) decrease in the same commercial centers rental income.

●	Cost of commercial centers increased in Q1 2016 to NIS 60 million (US$ 16 million) compared to NIS 18 million in Q1 2015. The increase attributable to cost of the commercial centers and the Plots sold during Q1 2016 in the total amount of NIS 47 million compared to nil in Q1 2015 partially offset by decrease in operational expenses of the commercial centers from NIS 18 million in Q1 2015 to NIS 13 million in Q1 2016.

●	Revenues from hotels operation and management in Q1 2016 amounted to NIS 31 million (US$ 8 million) compared to NIS 43 million in Q1 2015. The decrease was mainly attributable to the sale of our hotels in Antwerp, Belgium in June 2015 offset by an increase in the revenue of the Radisson Blu Hotel in Bucharest Romania.

●	Costs and expenses of hotels operation and management decreased in Q1 2016 to NIS 28 million (US$ 7 million) compared to NIS 39 million in Q1 2015. The decrease resulted from the decrease in the revenue as mentioned above.

●	General and administrative expenses amounted to NIS 3 million (US$ 1 million) in Q1 2016 compared to NIS 4 million in Q1 2015. The decrease in mainly attributable to efficiency measures taken by the Company reducing the general and administrative costs in the Company’s headquarters.

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●	Share in losses of associates, net amounted to NIS 11 million (US$ 3 million) in Q1 2016 compared to NIS 14 million in Q1 2015. Such losses were mainly attributable to our share in the losses of our Medical portfolio companies, InSightec Ltd and Gamida Cell Ltd.

●	Financial expenses, net decreased in Q1 2016 to NIS 59 million (US$ 16 million) compared to NIS 124 million in Q1 2015. The decrease of NIS 65 million is mainly attributable to the following:

○	A decrease in the amount of NIS 90 million (US$ 24 million) in exchange rate losses mainly with respect to PC’s debentures linked to NIS and measured in Euro as a result of devaluation of the EURO against the NIS in 0.9% in Q1 2016 compared to a devaluation of 9.5% in Q1 2015; Offset by:

○	An increase in interest expenses in the amount of NIS 25 million (US$ 7 million) mainly attributable to increase in the PC's interest due to highly effective interest rates on PC's debentures and an acceleration of discount amortization offset by a decrease in PC's interest on bank loans due to the sale of commercial centers during 2015.

●	Other expenses, net in Q1 2016 amounted to NIS 1 million (US$ 0.2 million) compared to NIS 2 million in Q1 2015.

●	Loss before tax expenses amounted to NIS 64 million (US$ 17 million) in Q1 2016 compared to NIS 134 million in Q1 2015.

●	Tax expenses amounted to NIS 1 million (US$ 0.4 million) in Q1 2016 compared to of NIS 2 million in Q1 2015.

●	Loss from continuing operations amounted to NIS 65 million (US$ 17 million) in Q1 2016 compared to NIS 137 million in Q1 2015.

●	Profit from discontinued operations, net, amounted to nil Q1 2016 compared to NIS 7 million in Q1 2015. The profit in Q1 2015 was mainly attributed to the Company’s fashion retail operation which was sold during Q1 2015, and accordingly reclassified as discontinued operations.

●	Loss for Q1 2016 amounted to NIS 65 million (US$ 17 million) (out of which NIS 45 million is attributed to the equity holders of the Company) compared to NIS 130 million in the corresponding period in 2015 (out of which NIS 83 million is attributed to the equity holders of the Company).

●	Shareholders' equity/Deficiency as of March 31, 2016 amounted to NIS 242 million (US$ 64 million) (out of which Shareholders' deficiency in the amount of NIS 23 million (US$ 6 million) is attributed to the controlling interest). The decrease in the shareholder’s equity results mainly from the loss for the period.

About Elbit Imaging Ltd.

Elbit Imaging Ltd. operates in the following principal fields of business: (i) Commercial centers - initiation, construction, and sale of commercial centers and other mixed-use property projects, predominantly in the retail sector, located in Central and Eastern Europe. In certain circumstances and depending on market conditions, the Group operates and manages commercial centers prior to their sale. (ii) Hotel - operation and management of the Radisson hotel Complex in Bucharest, Romania. (iii) Medical industries and devices - (a) research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment, and (b) development of stem cell population expansion technologies and stem cell therapy products for transplantation and regenerative medicine. (iv) Plots in India - plots designated for sale initially designated to residential projects.

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Any forward-looking statements in our releases include statements regarding the intent, belief or current expectations of Elbit Imaging Ltd. and our management about our business, financial condition, results of operations, and its relationship with its employees and the condition of our properties. Words such as “believe,” “expect,” “intend,” “estimate” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Actual results may differ materially from those projected, expressed or implied in the forward-looking statements as a result of various factors including, without limitation, a change in market conditions, a decision to deploy the cash for other business opportunities and the factors set forth in our filings with the Securities and Exchange Commission including, without limitation, Item 3.D of our annual report on Form 20-F for the fiscal year ended December 31, 2015, under the caption “Risk Factors.” Any forward-looking statements contained in our releases speak only as of the date of such release, and we caution existing and prospective investors not to place undue reliance on such statements. Such forward-looking statements do not purport to be predictions of future events or circumstances, and therefore, there can be no assurance that any forward-looking statement contained in our releases will prove to be accurate. We undertake no obligation to update or revise any forward-looking statements.

For Further Information: Company Contact Ron Hadassi Chairman of the Board of Directors Tel: +972-3-608-6048 Fax: +972-3-608-6050 ron@elbitimaging.com

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ELBIT IMAGING LTD.

CONSOLIDATED BALANCE SHEETS

	March 31	December 31	March 31
	2 0 1 6	2 0 1 5	2 0 16
			Convenience
			translation
	(in NIS thousands)		US$'000

Current Assets
Cash and cash equivalents	143,976	157,851	38,231
Short-term deposits and investments	32,368	30,075	8,595
Trade accounts receivables	53,524	13,638	14,212
Other receivables	17,137	13,909	4,550
Inventories	1,934	2,071	514
	248,939	217,544	66,102

Non-Current Assets
Trading property	1,443,484	1,467,760	383,294
Deposits, loans and other long-term balances	32,398	21,899	8,603
Investments in associates	274,545	292,183	72,901
Property, plant and equipment	710,316	704,166	188,613
	2,460,743	2,486,008	653,410

	2,709,682	2,703,552	719,512

Current Liabilities
Short-term credits	511,057	726,763	135,703
Suppliers and service providers	17,124	15,708	4,547
Payables and other credit balances	66,376	63,780	17,624
	594,557	806,251	157,874
Non-Current liabilities
Borrowings	1,720,470	1,443,920	456,843
Other liabilities	67,388	66,530	17,894
Deferred taxes	85,079	82,787	22,591
	1,872,937	1,593,237	497,328

Shareholders' Equity (Deficiency)
Attributable to equity holders of the Company	(23,035)	19,287	(6,116)
Non-controlling Interests	265,223	284,777	70,426
	242,188	304,064	64,310

	2,709,682	2,703,552	719,512

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ELBIT IMAGING LTD.

CONSOLIDATED INCOME STATEMENTS

	Three months ended		Year ended	Three months ended
	March 31		December 31,	March 31
	2 0 1 6	2 0 1 5	2 0 1 5	2 0 1 6
				Convenience
				translation
	(in NIS thousands)			US$'000

Revenues and gains
Revenues
Revenues from sale of commercial centers	47,400	-	200,078	12,586
Revenues from hotel operation and management	30,778	42,889	147,886	8,173
Total revenues	78,178	42,889	347,964	20,759

Gains and other
Gain from sale of investees	-	-	6,712	-
Rental income from Commercial centers	19,479	24,554	83,849	5,172
Total gains	19,479	24,554	90,561	5,172

Total revenues and gains	97,657	67,443	438,525	25,931

Expenses and losses
Commercial centers	60,171	17,954	290,360	15,977
Hotels operations and management	28,069	39,471	126,849	7,453
General and administrative expenses	2,597	4,204	16,678	690
Share in losses of associates, net	10,900	14,274	42,925	2,894
Financial expenses, net	58,898	124,089	239,580	15,639
Write-down, charges and other expenses, net	782	1,904	38,298	208
	161,417	201,896	754,690	42,861

Loss before income taxes	(63,760)	(134,453)	(316,165)	(16,930)
Income tax expenses	1,409	2,267	5,631	374
Loss from continuing operations	(65,169)	(136,720)	(321,796)	(17,304)
Profit from discontinued operation, net	-	6,832	6,874	-
Loss for the period	(65,169)	(129,888)	(314,922)	(17,304)

Attributable to:
Equity holders of the Company	(45,550)	(83,072)	(186,150)	(12,095)
Non-controlling interest	(19,619)	(46,816)	(128,772)	(5,209)
	(65,169)	(129,888)	(314,922)	(17,304)

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ELBIT IMAGING LTD.

CONSOLIDATED COMPREHENSIVE INCOME STATEMENTS

	Three months ended		Year ended	Three months ended
	March 31		December 31,	March 31
	2 0 1 6	2 0 1 5	2 0 1 5	2 0 1 6
				Convenience
				translation
	(in NIS thousands)			US$'000

Loss for the period	(65,169)	(129,888)	(314,922)	(17,304)

Other comprehensive income to be reclassified to profit or loss in subsequent periods:	1,668	(62,130)	(91,319)	450
Exchange differences arising from translation of foreign operations
Gain (loss) from cash flow hedge	821	(52)	2,081	213
Reclassification adjustments relating to foreign operations disposed of in the year	-	-	(32,454)	-
	2,489	(62,182)	(121,692)	663

Items not to be reclassified to profit or loss in subsequent periods:
Additions during the year	794	-	83,582	206
	794	-	83,582	206

Other Comprehensive income (loss)	3,283	(62,182)	(38,110)	869

Comprehensive Loss	(61,886)	(192,070)	(353,032)	(16,435)

Attributable to:
Equity holders of the Company	(42,322)	(119,105)	(206,504)	(11,240)
Non-controlling interest	(19,564)	(72,965)	(146,528)	(5,195)
	(61,886)	(192,070)	(353,032)	(16,435)

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ELBIT IMAGING LTD.

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

	Share capital	Share premium	Other reserves (*)	Revaluation of property, plant and equipment	Stock-based compensation reserve	Foreign currency translation reserve	Retained earnings	Gross amount	Treasury stock	Attributable to shareholders of the company	Non- Controlling interest	Total shareholders' equity
	(in thousand NIS)

Balance - January 1, 2015	-	1,055,056	(201,848)	130,549	49,527	(734,176)	(67,129)	231,979	-	231,979	481,258	713,237
Loss for the year	-	-	-	-	-	-	(186,150)	(186,150)	-	(186,150)	(128,772)	(314,922)
Other comprehensive income (loss)	-	-	8,007	60,783	-	(109,649)	20,504	(20,355)	-	(20,355)	(17,756)	(38,111)
Stock based compensation expenses	-	-	-	-	845	-	-	845	-	845	(175)	670
Transaction with non-controlling interest	-	-	(148,066)	37,413	-	94,933	8,142	(7,578)	-	(7,578)	(50,565)	(58,143)
Expiration of options held by minority	-	-	-	-	546			546		546	787	1,333
Cancelation of treasury stock and old stock	-	50,918	-	-	(50,918)	-	-	-	-	-	-	-

Balance - December 31, 2015	-	1,105,974	(341,907)	228,745	-	(748,892)	(224,633)	19,287	-	19,287	284,777	304,064

Loss for the year	-	-	-	-	-	-	(45,550)	(45,550)	-	(45,550)	(19,619)	(65,169)
Other comprehensive income (loss)	-	-	803	(2,457)	-	1,648	3,234	3,228	-	3,228	55	3,283
Stock based compensation expenses	-	-	-	-	-	-	-	-	-	-	10	10

Balance - March 31, 2016	-	1,105,974	(341,104)	226,288	-	(747,244)	(266,949)	(23,035)	-	(23,035)	265,223	242,188

(*) includes transactions with non-controlling interest reserve and hedging reserve.

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ELBIT IMAGING LTD.

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

	Share capital	Share premium	Other reserves (*)	Revaluation of property, plant and equipment	Stock-based compensation reserve	Foreign currency translation reserve	Retained earnings	Gross amount	Treasury stock	Attributable to share-holders of the company	Non-Controlling interest	Total shareholder's equity
	Convenience translation, U.S.$'000

Balance - December 31, 2015	-	293,673	(90,788)	60,740	-	(198,861)	(59,642)	5,122	-	5,122	75,618	80,739

Loss for the year	-	-	-	-	-	-	(12,095)	(12,095)	-	(12,095)	(5,209)	(17,304)
Other comprehensive income (loss)	-	-	213	(652)	-	438	859	857	-	857	14	871
Stock based compensation expenses	-	-	-	-	-	-	-	-	-	-	3	3

Balance - March 31, 2016	-	293,673	(90,574)	60,087	-	(198,423)	(70,879)	(6,116)	-	(6,116)	70,426	64,310

(*) includes transactions with non-controlling interest reserve and hedging reserve.

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